July 22, 2022

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Patrick Kuhn
Doug Jones

Re:	Thryv Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed March 15, 2022
Response dated June 29, 2022
File No. 001-35895

Ladies and Gentlemen:

We are submitting this letter on behalf of Thryv Holdings, Inc. (“Thryv” or the “Company”) in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated July 13, 2022, relating to the Company’s Form 10-K (File No. 001-35895) filed with the Commission on March 15, 2022 (the “10-K”). The Staff’s comment is presented in bold italics below:

1.
It appears the information in your response dated June 29, 2022 is useful for investors to understand the accounting for your unbilled accounts receivable. In future filings, please consider expanding your disclosure to include pertinent information therefrom that give rise to your unbilled accounts receivable. Refer to ASC 235-10 for guidance.

We respectfully acknowledge the Staff’s comment and will expand the disclosures in future filings, beginning with the Company’s Quarterly Report on Form 10-Q as of and for the six months ended June 30, 2022 and the Company’s Annual Report on Form 10-K as of and for the year ending December 31, 2022, to incorporate additional information regarding the Company’s unbilled receivable balance to help investors better understand the nature of the transactions that give rise to the unbilled receivables.

Specifically, management will include the following additional disclosure in Note 1, Description of Business and Summary of Significant Accounting Policies to the consolidated financial statements included in the Company’s Annual Report filed on Form 10-K for the year ended December 31, 2022 (changes underlined and in italics):

The Company has determined that each of its services is distinct and represents a separate performance obligation. The client can benefit from each service on its own or together with other resources that are readily available to the client. Services are separately identifiable from other promises in the contract. Control over the Company’s print services transfers to the client upon delivery of the published directories containing their advertisements to the intended market. Therefore, revenue associated with print services is recognized at a point in time upon delivery of the directories to the intended market. The Company bills customers for print advertising services monthly over the relative contract term.  The difference between the timing of recognition of print advertising revenue and monthly billing generates the Company’s unbilled receivables balance.  The unbilled receivables balance is reclassified as billed accounts receivable through the passage of time as the customers are invoiced each month.  SaaS and digital services are recognized using the series guidance. Under the series guidance, the Company’s obligation to provide services is the same for each day under the contract, and therefore represents a single performance obligation. Revenue associated with SaaS and digital services is recognized over time using an output method to measure the progress toward satisfying a performance obligation.

The following table represents the components of Accounts receivable, net of allowance (in thousands):
	December 31,
	2021	2020
Accounts receivable	$81,445	$128,145
Unbilled accounts receivable[1]	214,995	201,793
Total accounts receivable	$296,440	$329,938
Less: allowance for credit losses	(17,387)	(33,368)
Accounts receivable, net of allowance	$279,053	$296,570

1Unbilled accounts receivable relates primarily to the Company’s print services, which are recognized at a point in time upon delivery of the print services to the intended market(s), but are billed to customers monthly after the delivery of the print services.  Unbilled accounts receivable are reclassified as billed accounts receivable monthly when the customers are invoiced.

In addition, management will include the following additional disclosure in Note 3, Revenue Recognition to the consolidated financial statements included in the Company’s future Quarterly Reports filed on Form 10-Q (changes underlined and in italics):

The Company has determined that each of its Print and Digital marketing services and SaaS business management tools services is distinct and represents a separate performance obligation. The client can benefit from each service on its own or together with other resources that are readily available to the client. Services are separately identifiable from other promises in the contract. Control over the Company’s Print services transfers to the client upon delivery of the published directories containing their advertisements to the intended market(s). Therefore, revenue associated with Print services is recognized at a point in time upon delivery to the intended market(s). The Company bills customers for print advertising services monthly over the relative contract term.  The difference between the timing of recognition of print advertising revenue and monthly billing generates the Company’s unbilled receivables balance.  The unbilled receivables balance is reclassified as billed accounts receivable through the passage of time as the customers are invoiced each month.  SaaS and Digital marketing services are recognized using the series guidance. Under the series guidance, the Company's obligation to provide services is the same for each day under the contract, and therefore represents a single performance obligation. Revenue associated with SaaS and Digital marketing services is recognized over time using an output method to measure the progress toward satisfying a performance obligation.

We hope the foregoing has been responsive to the Staff’s comment.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (972) 453-7210.

Sincerely,

/s/ Paul D. Rouse
Paul D. Rouse
Chief Financial Officer, Executive Vice President and Treasurer